Term Sheet

Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2007-4 Trust

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Mortgage Securities Corp.
Seller

Washington Mutual Bank
Servicer

LaSalle Bank National Association
Trustee

May 23, 2007

Closing Date	**May 25, 2007**
Investor Settlement Date	**May 30, 2007**
First Distribution Date	**June 25, 2007**
Cut-Off Date	**May 1, 2007**



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Important Notice About Information Presented in this
Free Writing Prospectus

The securities described in this free writing prospectus may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this free writing prospectus in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) a form of prospectus supplement which, along with this free writing prospectus, describes more specifically the terms of your series of certificates. This free writing prospectus does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this free writing prospectus is preliminary and is subject to completion or change. The information in this free writing prospectus supersedes information contained in any prior free writing prospectus relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire free writing prospectus and the prospectus and the form of prospectus supplement we will provide you. You may obtain a copy of the prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS FREE WRITING PROSPECTUS REFLECTS THE CHARACTERISTICS OF THE MORTGAGE POOL AS OF 05/01/07. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE, WHICH IS 05/01/07. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this free writing prospectus. The mortgage-backed securities referred to in this free writing prospectus are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2007-4 Trust
Preliminary Structure

The Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2007-4 Trust will issue securities related to one or more loan groups, each of which will have one or more related classes of senior certificates and one or more classes of subordinate certificates. Certain classes may receive payment from interest only bonds. If there are multiple loan groups included in the final structure, the loan groups may or may not be completely or partially cross-collateralized. With respect to any LIBOR Certificate under consideration, a yield maintenance agreement ("YMA") may be purchased from an approved counterparty. A YMA, dependent upon LIBOR certificates, is intended to partially mitigate the risk of LIBOR exceeding a predetermined value, in which case the mortgage loans will not generate enough interest to pay the full certificate interest rate on the related LIBOR certificate. The YMA counterparty will be obligated to make payments under the YMA to the Trust based on an agreed upon formula. A preliminary structure based on the above collateral groups is described here:

Group 1Paydown Structure Rules
Define the following Ratio Strip and variables:

Net WAC's that are less than or equal to 5.50% create PO and 5.50% coupon.
Net WAC's that are greater than 5.50% and less than 6.00% are ratio stripped to create 5.50% and 6.00% coupons.
Net WAC's that are equal to 6.00% create 6.00% coupon.
Net WAC's that are greater than 6.00% and less than 7.00% are ratio stripped to create 6.00% and 7.00% coupons.
Net WAC's that are greater than or equal to 7.00% create IO and 7.00% coupon.

Pay Subgroup 1-1 in the following manner:

1. Pay Class R until retired.
2. Pay concurrently in the following manner:
   (1) Pay to Class 1A1 until retired.

   (2) a. Pay to Class 1A7 its priority amount until retired.
         i. Pay concurrently in the following manner:
            (I)   Pay to Class 1A8 until retired.

            (II)   1. Pay to Class 1A9 until retired.
                   2. Pay to Class 1A10 until retired.

            (III) 1. Pay to Class 1A11 until retired.
                   2. Pay to Class 1A12 until retired.

      b. Pay to Class 1A7 until retired.

   (3) Pay to Class 1A2 until retired.

Group Pass-Through Rate:	5.50%
Collateral:	30 year Conf/Jumbo
Pricing Speed:	100% PPC (8 -> 20CPR / 12)
NAS Bonds ("Lockout Certificates"):	Yes, Class 1A7. Locked out of scheduled and prepay for 60 months. The priority fraction amount is (Balance of Total NAS / Total Non-PO Balance).
Z-Bonds ("Accrual Certificates"):	None.



Accretion Directed Certificates:	None.
AAA Support Bonds:	Yes. Class 1A2 will support Class 1A1, 1A7, 1A8, 1A9, 1A10, 1A11, and 1A12.
LIBOR Certificates:	None.
Inverse LIBOR Certificates:	None.
Inverse IO Certificates:	None.
Initial LIBOR:	Will be set 2 days prior to initial accrual date
Certificate Interest Rate:	None.
Yield Maintenance Agreement:	None.
Interest Only Certificates:	None.
Accrual date:	5/1/2007
LIBOR Certificates Accrual date:	25th day of the month immediately preceding the month during which such Distribution Date occurs.
Exchange Classes:	Yes.

Pay Subgroup 1-2 in the following manner:

1. Pay to Classes 1A3, 1A4, and 1A13 pro rata until retired.

Group Pass-Through Rate:	6.00%
Collateral:	30 year Conf/Jumbo
Pricing Speed:	100% PPC (8 -> 20CPR / 12)
NAS Bonds ("Lockout Certificates"):	None.
Z-Bonds ("Accrual Certificates"):	None.
Accretion Directed Certificates:	None.
AAA Support Bonds:	Yes, Class 1A4 will support Class 1A3.
LIBOR Certificates:	None.
Inverse LIBOR Certificates:	None.
Inverse IO Certificates:	None.
Initial LIBOR:	Will be set 2 days prior to initial accrual date
Certificate Interest Rate:	None.
Yield Maintenance Agreement:	None.
Interest Only Certificates:	None.
Accrual date:	5/1/2007
LIBOR Certificates Accrual date:	25th day of the month immediately preceding the month during which such Distribution Date occurs.
Exchange Classes:	Yes.

Pay Subgroup 1-3 in the following manner:

1. Pay to Classes 1A5 and 1A6 pro rata until retired.

Group Pass-Through Rate:	7.00%
Collateral:	30 year Conf/Jumbo
Pricing Speed:	100% PPC (8 -> 20CPR / 12)
NAS Bonds ("Lockout Certificates"):	None.
Z-Bonds ("Accrual Certificates"):	None.
Accretion Directed Certificates:	None.
AAA Support Bonds:	Yes, Class 1A6 will support Class 1A5.
LIBOR Certificates:	None.
Inverse LIBOR Certificates:	None.
Inverse IO Certificates:	None.
Initial LIBOR:	Will be set 2 days prior to initial accrual date
Certificate Interest Rate:	None.


Yield Maintenance Agreement:	None.
Interest Only Certificates:	None.
Accrual date:	5/1/2007
LIBOR Certificates Accrual date:	25th day of the month immediately preceding the month during which such Distribution Date occurs.
Exchange Classes:	None.

Group 2 Preliminary Paydown Structure Rules

1. Pay concurrently in the following manner:
   - (1) a. Pay to Class 2A1 until retired.
     - b. Pay to Class 2A2 until retired.

   - (2) Pay to Class 2A4 until retired.

   - (3) Pay to Class 2A3 until retired.

Group Pass-Through Rate:	5.50%
Collateral:	15 year Conf/Jumbo
Pricing Speed:	100% PPC (8 -> 15CPR / 12)
NAS Bonds ("Lockout Certificates"):	None.
Z-Bonds ("Accrual Certificates"):	None.
Accretion Directed Certificates:	None.
AAA Support Bonds:	Yes. Class 2A3 will support Classes 2A1, 2A2, and 2A4.
LIBOR Certificates:	None.
Inverse LIBOR Certificates:	None.
Inverse IO Certificates:	None.
Initial LIBOR:	Will be set 2 days prior to initial accrual date
Certificate Interest Rate:	None.
Yield Maintenance Agreement:	None.
Interest Only Certificates:	None.
Accrual date:	5/1/2007
LIBOR Certificates Accrual date:	25th day of the month immediately preceding the month during which such Distribution Date occurs.
Exchange Classes:	Yes.

Notes:

1,000 Denom:	Classes 1A10, 1A12, and 2A2.
Print date:	05/23/2007
Closing date:	05/25/2007
Accrual date:	05/01/2007
Floater accrual date:	05/25/2007
First pay date:	06/25/2007
Clean-up call:	10%
WACIO:	Crossed to form CX, Normalizing coupon 7.00%.
WACPO:	Crossed to form CP
Prepay Bond:	PPP, same as previous deals.
Subordinates:	Groups 1 and 2 will be crossed to form B1, B2, B3, B4, B5, and B6.

Exchange 1

"Initial Classes"	Size	Coupon	"Exchange Classes"	Size	Coupon
Class 1A8	82,291,500	5.50%	Class 1A9	70,622,300	5.50%
			Class 1A10	11,669,200	5.50%



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Exchange 2

"Initial Classes"	Size	Coupon	"Exchange Classes"	Size	Coupon
Class 1A8	82,291,500	5.50%	Class 1A11	75,895,400	5.50%
			Class 1A12	6,396,100	5.50%

Exchange 3

"Initial Classes"	Size	Coupon	"Exchange Classes"	Size	Coupon
Class 1A7	9,143,500	5.50%	Class 1A1	91,435,000	5.50%
Class 1A8	82,291,500	5.50%			

Exchange 4

"Initial Classes"	Size	Coupon	"Exchange Classes"	Size	Coupon
Class 1A3	180,842,600	6.00%	Class 1A13	191,672,100	6.00%
Class 1A4	10,829,500	6.00%			

Exchange 5

"Initial Classes"	Size	Coupon	"Exchange Classes"	Size	Coupon
Class 2A1	8,543,400	5.50%	Class 2A4	27,010,400	5.50%
Class 2A2	18,467,000	5.50%			